Filed by TAL International Group, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: TAL International Group, Inc.
Commission File No. 001-32638
Date: January 21, 2016

TRITON AND TAL INTERNATIONAL RECEIVE ALL REQUIRED
ANTITRUST CLEARANCES FOR PROPOSED COMBINATION
Purchase, New York - January 21, 2016 - Triton Container International Limited (“Triton”) and TAL International Group, Inc. (NYSE: TAL) (“TAL International”) today announced that all required antitrust clearances for their proposed combination have been obtained. On December 7, 2015, the U.S. Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. On December 21, 2015, the Federal Cartel Office of Germany provided unconditional clearance of the proposed transaction, and on January 5, 2016, the Fair Trade Commission of South Korea provided unconditional clearance of the proposed transaction. As previously announced, on November 9, 2015, TAL International and Triton entered into a definitive agreement under which the companies will combine in an all-stock merger of equals transaction.
Also as previously announced, on December 24, 2015, Triton International Limited (“Holdco”) filed a registration statement on Form S-4 (“S-4”), which includes a preliminary proxy statement of TAL International and a preliminary prospectus of Holdco. The information contained in the S-4 is subject, in its entirety, to completion and amendment as described within the document. Triton shareholders have approved the transaction. A special meeting of TAL International’s stockholders to vote on the combination will be scheduled in conjunction with the registration statement being declared effective by the United States Securities and Exchange Commission. The transaction is expected to be completed in the first half of 2016. Additional information about the transaction is contained in the S-4.
Company Backgrounds
Triton was founded in 1980 and is currently owned by Warburg Pincus LLC and Vestar Capital Partners, along with other private investors, including members of Triton management. Triton operates a container fleet of 2.4 million TEU, services its customers through 19 subsidiary offices in 13 countries and is domiciled in Bermuda.
TAL International was founded in 1963 and has been publicly listed since 2005. TAL International operates a container fleet of 2.4 million TEU, services its customers through 17 offices in 11 countries and is domiciled in Delaware.
Forward-Looking Statements
Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Holdco common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this press release. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this press release.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information
This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, as stated above, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.
The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

Investors:
Triton
Steve Controulis, 415-956-6311
Senior Vice President & Chief Financial Officer
or
TAL International
John Burns, 914-697-2877
Senior Vice President & Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TAL International Group, Inc.

Dated: January 21, 2016	By:	/s/ John Burns
		Name:	John Burns
		Title:	Senior Vice President and Chief Financial Officer